Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aspen Aerogels, Inc.:

We consent to the use of our report dated March 6, 2020, with respect to the consolidated balance sheets of Aspen Aerogels, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and financial statement schedule II – Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report refers to a change in accounting principles related to leases.

/s/ KPMG LLP

Hartford, Connecticut

March 6, 2020